Mark Wong BSEE, MBA

Work Experience:

- 2006 – 2008 Product Marketing Engineer, Fujitsu Media Devices of America
- 2008 – 2011 Product Marketing Manager, Excelics Semiconductor
- 2011 – 2015 Field Sales Engineer, RFMW
- 2015 – 2016 Product Marketing Manager
- 2016 – 2017 Director of Sales & Marketing, Q Semiconductor
- 2017 – 2020 Co-Founder / EVP Sales & Marketing, Mobiphive
- 2020 – 2024 Co-Founder / EVP Sales & Marketing, Mobix Labs